SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BALLANTYNE STRONG INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
058516105
(CUSIP Number)
D. Kyle Cerminara Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209 (704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 664,043
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 664,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 664,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,090,847
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,090,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,090,847
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 664,043
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 664,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 664,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON FG Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,090,847
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,090,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,090,847
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,754,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,754,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,754,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 7 of 9 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended on September 12, 2014 (as amended, “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP in this Statement, including brokerage commissions, was approximately $7,478,241.20. The total cost for purchasing the Common Stock reported as owned by Fundamental Global Partners, LP in this Statement, including brokerage commissions, was approximately $2,823,498.99. The total cost for purchasing the Common Stock reported as owned by Fundamental Global Partners Master Fund, LP in this Statement, including brokerage commissions, was approximately $4,654,742.21.

Item 5. Interest in Securities of the Issuer.

(a)          The Reporting Persons beneficially own in the aggregate 1,754,890 shares of Common Stock, which represents approximately 12.4% of the Company’s outstanding shares of Common Stock.

Each of Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 14,181,222 shares of Common Stock reported by the Company as outstanding as of August 5, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2014.

The General Partner, as general partner to the Fund, and the Investment Manager, as the investment manager to the Fund, may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. The Master Fund General Partner, as general partner to the Master Fund, and the Investment Manager, as the investment manager to the Master Fund, may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Master Fund in this Statement. As principals of the General Partner, the Master Fund General Partner and/or the Investment Manager, Messrs. Cerminara, Johnson and Moglia may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Fund and the Master Fund in this Statement. Each of the General Partner, the Master Fund General Partner, the Investment Manager and Messrs. Cerminara, Johnson and Moglia expressly disclaim beneficial ownership of the Fund’s and the Master Fund’s shares of Common Stock.

CUSIP No. 058516105	13D	Page 8 of 9 Pages

(b)          The Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. The Master Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Master Fund in the applicable table set forth on the cover page to this Statement. The General Partner, as the general partner of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. The Master Fund General Partner, as the general partner of the Master Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Master Fund. The Investment Manager, as the investment manager of the Fund and the Master Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund and the Master Fund. Messrs. Cerminara, Johnson and Moglia, as principals of the General Partner, the Master Fund General Partner and/or the Investment Manager, may also be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund and the Master Fund.

(c)          The transactions effected by each of the Reporting Persons in the Common Stock between September 11, 2014 and October 1, 2014 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 2, which agreement is set forth on the signature page to this Statement.

CUSIP No. 058516105	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: October 2, 2014

FUNDAMENTAL GLOBAL PARTNERS, LP,

by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,

by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FG PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

Schedule A

Transactions by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP

in the Common Stock between September 11, 2014 and October 1, 2014:

Fundamental Global Partners, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
09/12/2014	160	4.535
09/15/2014	4,800	4.54252
09/16/2014	13,001	4.519202
09/17/2014	6,280	4.539241
09/18/2014	24,719	4.593063
09/19/2014	3,594	4.463283
09/23/2014	569	4.373241
09/25/2014	10,116	4.386548
09/26/2014	32,599	4.490767
09/30/2014	14,040	4.470073

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
09/11/2014	15,259	4.552691
09/12/2014	240	4.535
09/15/2014	7,200	4.54252
09/16/2014	19,499	4.519196
09/17/2014	9,420	4.539241
09/18/2014	48,281	4.588489
09/19/2014	13,406	4.463532
09/23/2014	854	4.373204
09/25/2014	15,174	4.386548
09/26/2014	48,897	4.490768
09/30/2014	21,060	4.470072